Egan-Jones Ratings Company ("EJR")

Form NRSRO Exhibit #4

EJR Annual Certification

Organizational Structure Egan-Jones Ratings Company as of March 10, 2017



Board of Directors
Operations
COO
Compliance
DCO
CEO/Ratings
Ratings Review & Policy Committee (RRC)
Dir. Sales/Marketing
Compliance Specialist
Sr. Rating Analysts
Dir. Accounting
Rating Analysts, Modeling
Information Technology Manager
Rating Analysts, Production
Information Technology Developer
Calcom Tech (Vendor)
Dir. Operational Development, Curator
EJ Proxy VP
Proxy Manager
Sr. Analyst
Analysts